SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2003

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ________________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________ .

1. Introduction to the Group
2. Business
3. Independent Accountant
4. Performance of Affiliated Companies
5. Market Price Information of Our Equity Securities
6. Changes to Directors, Executive Officers and Employees
SIGNATURES
EX-99.1 Independent Accountants Review Report

Summary of the Third Quarter Report

On November 14, 2003, Shinhan Financial Group filed a third quarter report with the Financial Supervisory Commission of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea (the “Business Report”). This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

All references to “Shinhan Financial Group” mean “Shinhan Financial Group” on a non-consolidated basis and all references to “we”, “us”, “the Group” and “the Company” mean Shinhan Financial Group and as the context may require, its subsidiaries.

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1.	Introduction to the Group

2.	Business

3.	Independent Accountant

4.	Performance of Affiliated Companies

5.	Market Price Information of Our Equity Securities

6.	Changes to Directors, Executive Officers and Employees

Exhibit 1. Independent Accountant’s Review Report

1.	Introduction to the Group

Principal Subsidiaries under Korean Law as of September 30, 2003

     Direct Subsidiaries

Subsidiaries	Ownerships by SFG

Shinhan Bank	100.0%
Chohung Bank 1)	80.0%
Goodmorning Shinhan Securities 1)	59.4	% 2)
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 1)	62.4%
SH&C life Insurance	50.0%
e-Shinhan	73.7%
Shinhan Macquarie	51.0%
Shinhan Credit Information	51.0%

1.	Chohung Bank, Goodmorning Shinhan Securities, and Jeju Bank are listed on the Korea Stock Exchange.

2.	Represents our ownership percentage of voting equity securities of Goodmorning Shinhan Securities. Currently, both common and preferred stock of Goodmorning Shinhan Securities has voting rights. We own 60.5% of common stock of Goodmorning Shinhan Securities.

     Indirect subsidiaries held through direct subsidiaries

		Ownerships by the
Direct Subsidiaries	Indirect Subsidiaries	Parent

Shinhan Bank	Shinhan Data System 1)	100.0%
	Shinhan Finance	100.0%
Chohung Bank	Chohung ITM	79.8%
	Chohung Finance	99.9%
	CHB America Bank	100.0%
	Chohung Bank GmbH	100.0%
	Chohung Vina Bank	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%
Goodmorning	Goodmorning Shinhan Securities Europe	100.0%
Shinhan Securities	Goodmorning Shinhan Securities USA	100.0%

1.	Shinhan System changed its corporate name to Shinhan Data System on October 8, 2003.

Capitalization

     The table below sets forth the changes to the number of issued and outstanding shares of the Group since its incorporation on September 1, 2001.

			Number of shares	Par Value	Subscription price	Total amount of
Date of issuance	Purpose of issuance	Types of shares	issued	(KRW)	per share	capital stock (KRW)

2001.Sept.01	Incorporation	Common Shares	292,344,192	5,000	11,761	1,461,720,960,000
2002.Jun. 06	Share Exchange(1)	Common Shares	15,891	5,000	—	1,461,800,415,000
2002.Oct.01	Share Exchange(1)	Common Shares	786	5,000	—	1,461,804,345,000
2002.Dec.31	Share Exchange(1)	Common Shares	256	5,000	—	1,461,805,625,000
2003.Aug.19	Cash Subscription(2)	Preferred Shares	6,000,000	5,000	150,000	1,491,805,625,000
2003.Aug.19	Share Exchange(3)	Preferred Shares	46,583,961	5,000	18,086	1,724,725,430,000
2003.Aug.19	Share Exchange(4)	Preferred Shares	44,720,603	5,000	18,086	1,948,328,445,000
2003.Sept.26	Cash Subscription(5)	Common Shares	1,864,065	5,000	14,832	1,957,648,770,000
2003.Aug.01	Share Exchange(1)	Common Shares	11,626	5,000	—	1,957,706,900,000

1.	Issued in exchange for Shinhan Bank’s common shares which were issued as a result of an exercise of warrants by the holders of bonds with warrants.

2.	Redeemable preferred shares issued to a third party to raise cash for the Group’s purchase of Chohung Bank shares which were held by Korean Deposit Insurance Corporation.

3.	Redeemable preferred shares issued as consideration for the Group’s purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

4.	Redeemable convertible preferred shares issued as consideration for the Group’s purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

5.	BNP Paribas Luxembourg subscribed for 1,864,065 shares of the Group’s common stock to maintain its 4% equity ownership on a fully diluted basis taking into account the full conversion of the 44,720,603 shares of redeemable convertible preferred shares issued by the Group to Korea Deposit Insurance Corporation.

     The table below sets forth the number of the issued and outstanding shares of the Group as of October 1, 2003.

Types of Shares	Number of Shares	Total amount of par value

Common Shares	294,236,816	1,471,184,080,000
Redeemable Preferred Shares	52,583,961	262,919,805,000
Redeemable Convertible Preferred Shares	44,720,603	223,603,015,000

Total	391,541,380	1,957,706,900,000

Stock Options

			Number of	Number of	Exercise
	Name of the	Number of	Exercised	Exercisable	Price
Grant date	Guarantee	Granted Option	option	option	(KRW)	Working for

22-May-02	Ra, Eung-Chan	100,000	—	100,000	18,910	SFG
22-May-02	Lee, In-Ho	80,000	—	80,000	18,910	SFG
22-May-02	Choi, Young Hwi	50,000	—	50,000	18,910	SFG
22-May-02	Choi, Bhang-Gil	20,000	—	20,000	18,910	SFG
22-May-02	Han, Min Ky	1,000	—	1,000	18,910	SFG
22-May-02	Song, Youn Soo	2,500	—	2,500	18,910	SFG
22-May-02	Shin, Sang Hoon	30,000	—	30,000	18,910	Shinhan Bank
22-May-02	Moon, Hong Soon	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Oh, Young-Kook	8,481	—	8,481	18,910	Shinhan Bank (retired)
22-May-02	Lee, Jae Woo	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Nam, Kee Do	8,481	—	8,481	18,910	Shinhan Bank (retired)
22-May-02	Huh, Joong Ok	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Kim, Sahng-Dae	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Jang, Myoung-Kee	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Youn, Gwang Lim	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Shin, Christoper	15,000	—	15,000	18,910	Shinhan Bank
22-May-02	Lee, Dae Woon	15,000	—	15,000	18,910	Shinhan Bank

			Number of	Number of	Exercise
	Name of the	Number of	Exercised	Exercisable	Price
Grant date	Guarantee	Granted Option	option	option	(KRW)	Working for

22-May-02	Lee, Dong Girl	30,000	—	30,000	18,910	Shinhan Capital
22-May-02	Son, Woong Man	10,000	—	10,000	18,910	Shinhan Capital
22-May-02	Hwang, Jung Hun	4,240	—	4,240	18,910	Shinhan Capital (retired)
22-May-02	Jung, Yun Kang	10,000	—	10,000	18,910	Shinhan Capital
22-May-02	Shin, Beom Seong	2,500	—	2,500	18,910	Shinhan Credit Information
22-May-02	Song, Byung Kuk and other 5 officers	12,000	—	12,000	18,910	—
22-May-02	Kim, Duk Jung and other 323 officers	449,104	—	449,104	18,910	—
15-May-03	Ra, Eung-Chan	100,000	—	100,000	11,800	SFG
15-May-03	Choi, Young Hwi	90,000	—	90,000	11,800	SFG
15-May-03	Choi, Bhang-Gil	20,000	—	20,000	11,800	SFG
15-May-03	Han, Min Ky	20,000	—	20,000	11,800	SFG
15-May-03	Song, Youn Soo	20,000	—	20,000	11,800	SFG
15-May-03	Shin, Sang Hoon	80,000	—	80,000	11,800	Shinhan Bank
15-May-03	Moon, Hong Soon	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Lee, Jae Woo	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Huh, Joong Ok	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Kim, Sahng-Dae	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Youn, Gwang Lim	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Cho, Woo Seop	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Kim, Hee Soo	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Han, Do Heui	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Shin, Christoper	15,000	—	15,000	11,800	Shinhan Bank
15-May-03	Lee, Dae Woon	15,000	—	15,000	11,800	Shinhan Bank
15-May-03	Hong Sung Kyun	30,000	—	30,000	11,800	Shinhan Card
15-May-03	Lee Tae Kyu	10,000	—	10,000	11,800	Shinhan Card
15-May-03	Kim Seong Won	10,000	—	10,000	11,800	Shinhan Card
15-May-03	Shim, Woo Yeob	10,000	—	10,000	11,800	Shinhan Card
15-May-03	Lee, Dong Girl	30,000	—	30,000	11,800	Shinhan Capital
15-May-03	Jung, Yun Kang	10,000	—	10,000	11,800	Shinhan Capital
15-May-03	Jang, Myoung-Kee	10,000	—	10,000	11,800	Shinhan Capital
15-May-03	Shin, Beom Seong	10,000	—	10,000	11,800	Shinhan Credit Information
15-May-03	Song, Byung Kuk and other 7 officers	14,600	—	14,600	11,800	—
15-May-03	Seo, Jin Won and other 340 officers	500,636	—	500,636	11,800	—

Total	417 persons	2,123,542	—	2,123,542	—	—

*	The stock options are exercisable during the 4 year period after the second anniversary from the grant date.

2.	Business

Source and Use of Funds

Source of Funds

(in millions of Korean Won)

	3rd quarter of 2003		2002		2001
	(Jan.1~Sep.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)

	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)

Stockholders’ Equity	4,431,228	73.84	3,877,215	89.45	3,537,659	95.68
Capital Stock	1,585,766	26.43	1,461,770	33.72	1,461,721	39.54
Capital Surplus	2,311,533	38.52	1,976,637	45.60	1,976,650	53.46
Retained Earnings	648,912	10.81	379,170	8.75	34,555	0.93
Capital Adjustment	(114,983)	(1.92)	59,638	1.38	64,733	1.75
Borrowings	1,520,653	25.34	394,965	9.11	83,479	2.26
Debentures	1,298,554	21.64	359,240	8.29	73,479	1.99
Borrowings from other Banks	37,099	0.62	35,725	0.82	10,000	0.27
Borrowings through issuing short term commercial papers	185,000	3.08	—	—	—	—
Other liabilities	49,349	0.82	62,394	1.44	76,038	2.06

Total	6,001,230	100.00	4,334,574	100.00	3,697,176	100.00

1.	The Average Balance was calculated by averaging the ending balance of each quarter.

Use of Funds

(in millions of Korean Won)

	3rd quarter of 2003		2002		2001
	(Jan.1~Sep.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)

	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)

Investments on equity stock	5,733,859	78.18	3,874,018	89.38	3,619,972	97.91
Shinhan Bank	3,045,003	41.52	3,134,106	72.30	3,343,304	90.43
Chohung Bank 2)	1,776,601	24.22	—	—	—	—
Goodmorning Shinhan Securities 3)	534,863	7.30	447,117	10.32	173,109	4.68
Shinhan Card	198,084	2.70	149,800	3.46	—	—
Shinhan Capital	92,868	1.27	71,171	1.64	58,936	1.60
Shinhan BNP Paribas	22,015	0.30	39,010	0.90	41,899	1.13
E-Shinhan	3,483	0.05	4,281	0.10	2,336	0.06
Shinhan Macquarie	262	—	583	0.01	388	0.01
Jeju Bank	43,956	0.60	23,855	0.55	—	—
Shinhan Credit Information	2,498	0.03	1,169	0.03	—	—
SH&C Life Insurance	14,226	0.19	2,926	0.07	—	—
Investment on Bonds	1,131	0.02	1,279	0.03	—	—
Loans	1,538,819	20.98	390,275	9.00	72,864	1.97
Fixed Assets	2,209	0.03	1,272	0.03	699	0.02
Intangible Assets	486	0.01	163	0.00	35	0.00
Cash Deposit in bank	30,319	0.42	57,241	1.32	356	0.01
Other Assets	27,675	0.38	10,325	0.24	3,250	0.09

Total	7,334,498	100.00	4,334,574	100.00	3,697,176	100.00

1.	The Average Balance was calculated by averaging the ending balance of each quarter.

2.	Represents the ending balance of Chohung bank as of September 30, 2003, because Chohung bank was acquired in August 2003.

3.	The Average Balance of Goodmorning Shinhan Securities for 2001 is that of Shinhan Securities, and the Average Balance for 2002 is the sum of the pre-merger balances of Shinhan Securities and Goodmorning Securities.

Other Financial Information

Requisite Capital Ratio

(in millions of Korean Won)

	3rd quarter
	of 2003 2)	2002	2001

Aggregate Amount of Equity Capital (A)	9,129,340	4,842,795	4,354,978
Requisite Capital (B)	7,654,313	3,698,754	2,981,268
Requisite Capital Ratio (A/B) 1)	119.74%	130.93%	134.43%

1.	Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

2.	The numbers for the 3rd quarter of 2003 are provisional and are subject to change.

Won Liquidity Ratio

(in millions of Korean Won)

	3rd quarter
	of 2003	2002	2001

Won Assets due within 3 months (A)	145,417	14,945	1,449
Won Liabilities due within 3 months (B)	136,498	6,480	1,264
Won Liquidity Ratio (A/B) 1)	106.53%	230.63%	114.64%

1.	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.

Liabilities to Equity Ratio

(in millions of Korean Won)

	3rd quarter
	of 2003	2002	2001

Liabilities (A)	1,863,706	774,759	319,033
Adjusted Equity (B) 1)	5,954,107	4,010,220	3,636,947
Liabilities to Equity Ratio (A/B)	31.30%	19.32%	8.77%

1.	Adjusted Equity was calculated by subtracting the amount of intangible assets from total net assets.

Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries

1)	Total Capital Adequacy Ratio

	3rd quarter
	of 2003	2002	2001

Shinhan Bank	10.62%	10.91%	12.02%
Chohung Bank	8.56	8.66	10.43
Jeju Bank	10.80	11.71	9.71

*	The Total Capital Adequacy Ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	Net Capital Ratio

	3rd quarter
	of 2003	2002	2001

Goodmorning Shinhan Securities	537.0%	412.6%	589.5%

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for securities investment trust businesses. Under these guidelines, Goodmorning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

3)	Adjusted Equity Capital Ratio

	3rd quarter
	of 2003	2002	2001

Shinhan Card	11.44%	10.86%	—

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

4)	Non Performing Loans

(in 100 millions of Korean Won)

	Sep.30.2003		Dec.31.2002		Dec. 31.2001

	Balance of NPL	NPL to total Loans	Balance of NPL	NPL to total Loans	Balance of NPL	NPL to total Loans

Shinhan Bank 1)	4,219	0.82%	2,983	0.69%	4,345	1.21%
Chohung Bank 1)	19,985	4.2%	19,811	4.0%	14,837	3.9%
Jeju Bank 1)	311	2.35%	238	1.86%	179	1.86%
G.MS Securities 2)	525	23%	410	19%	1,244	45%
Shinhan Card 3)	1,143	5.73%	714	2.82%	—	—

1.	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

2.	Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: “normal”, “precautionary”, “substandard”, “doubtful”, and “estimated loss”. Under the Group’s internal measures, non-performing loans of Goodmorning Shinhan Securities includes loans classified as “substandard”, “doubtful”, and “estimated loss”.

3.	Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: “normal”, “precautionary”, “substandard”, “doubtful”, and “estimated loss”. Under the Group’s internal measures, non-performing loans of Shinhan Card includes loans classified as “substandard”, “doubtful”, and “estimated loss”.

5)	Loan Loss Allowances & Write-offs for the period

(in 100 millions of Korean Won)

			Jan. 1, 2003~	Jan. 1, 2002~	Jan. 1, 2001~
			Sep. 30, 2003	Dec. 31, 2002	Dec. 31, 2001

Shinhan Bank	Loan Loss	Domestic	8,500	4,925	4,768
	Allowance	Overseas	761	733	905

		Total	9,261	5,658	5,673

	Write-offs		450	1,375	7,298

Chohung	Loan Loss	Domestic	17,531	16,988	10,507
Bank	Allowance	Overseas	617	563	712

		Total	18,148	17,551	11,219

	Write-offs		15,550	11,007	11,457

Jeju Bank	Loan Loss	Domestic	318	273	270
	Allowance	Overseas	—	—	—

		Total	318	273	270

	Write-offs		105	240	1,401

GM Shinhan	Loan Loss	Domestic	469	370	929
Securities 1)	Allowance	Overseas	—	—	—

		Total	469	370	929

	Write-offs		—	75	244

Shinhan Card 2)	Loan Loss	Domestic	1,248	961	—
	Allowance	Overseas	—	—	—

		Total	1,248	961	—

	Write-offs		1,946	544	—

1.	The fiscal year of Goodmorning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Goodmorning Shinhan Securities are adjusted as follows: (i) from April 1, 2003 to September 30, 2003, (ii) from April 1, 2002 to March 30 2003, and (iii) from April 1, 2001 to March 30, 2002.

2.	Shinhan Card was incorporated on July 1, 2002.

3.	Independent Accountant

Compensation to the Independent Auditor for Audit and Review Services

     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW)	Working hours

2003 (9 months)	KPMG Samjong Accounting Corp.	210,000,000	1,170 hours
2002	KPMG Samjong Accounting Corp.	150,000,000	1,484 hours
2001	KPMG Samjong Accounting Corp.	70,000,000	9 days

Compensation for Services Other than Audit and Review

     The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

Year	Month	Service description	Payment (KRW)

2003	Sept.	Due diligence on the Chohung Bank	904,000,000
	July	Valuation of common shares of Chohung Bank	100,000,000
2001	Sept.	Advisory service for accounting and taxation	40,000,000

4.	Performance of Affiliated Companies

Condensed Financial Statements of Subsidiaries

1)	Balance Sheets

     Condensed balance sheets of our subsidiaries as of September 30, 2003 are as follows:

(in millions of Korean Won)

	As of September 30, 2003

			Total stockholders'
Subsidiaries	Total assets	Total liabilities	equity

Shinhan Bank	69,439,537	66,159,451	3,280,086
Chohung Bank	62,116,003	60,145,530	1,970,473
Goodmorning Shinhan Securities	2,109,833	1,481,606	628,227
Shinhan Card	2,061,550	1,920,462	141,088
Shinhan Capital	1,125,741	1,024,859	100,882
Shinhan BNP Paribas ITMC	46,160	2,087	44,073
Jeju Bank	1,748,170	1,649,461	98,709
SH&C Life Insurance	34,013	6,721	27,292
e-Shinhan	4,384	284	4,100
Shinhan Macquarie	5,379	4,738	641
Shinhan Credit Information	10,756	7,959	2,797

	138,701,526	132,403,158	6,298,368

2)	Statements of Earnings

     Condensed statements of earnings of our subsidiaries for the quarter and the nine months ended September 30, 2003 are as follows:

(in millions of Korean Won)

	Nine months ended September 30, 2003

	Operating		Operating	Operating	Ordinary	Net earnings
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)

Shinhan Bank	W	3,545,995	3,105,200	440,795	445,889	313,075
Chohung Bank		4,100,326	4,789,302	(688,976)	(714,352)	(758,378)
Goodmorning Shinhan Securities		469,782	453,755	16,027	51,335	30,540
Shinhan Card		318,427	425,039	(106,612)	(106,611)	(106,372)
Shinhan Capital		116,820	94,822	21,998	17,833	12,508
Shinhan BNP Paribas ITMC		9,456	8,616	840	1,294	907
Jeju Bank		103,343	105,256	(1,913)	(852)	1,177
SH&Clife Insurance		2,587	4,279	(1,692)	(2,674)	(2,674)
e-Shinhan		1,395	2,619	(1,224)	(1,182)	(1,182)
Shinhan Macquarie		5,323	5,613	(290)	(133)	(463)
Shinhan Credit Information		13,363	13,774	(411)	(452)	(323)

	W	8,686,817	9,008,275	(321,458)	(309,905)	(511,185)

(in millions of Korean Won)

	Quarter ended September 30, 2003

	Operating		Operating	Operating	Ordinary	Net earnings
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)

Shinhan Bank	W	1,218,334	1,014,893	203,441	226,502	161,375
Chohung Bank		1,303,293	1,616,382	(313,089)	(320,298)	(339,096)
Goodmorning Shinhan Securities		167,964	163,681	4,283	5,064	6,932
Shinhan Card		111,461	144,176	(32,715)	(32,689)	(32,689)
Shinhan Capital		47,369	38,851	8,518	5,643	3,911
Shinhan BNP Paribas ITMC		3,185	1,740	1,445	1,457	1,027
Jeju Bank		33,842	33,712	130	119	119
SH&Clife Insurance		1,206	2,250	(1,044)	(1,055)	(1,055)
e-Shinhan		314	807	(493)	(472)	(472)
Shinhan Macquarie		2,241	1,335	906	889	889
Shinhan Credit Information		7,481	8,961	(1,480)	(1,541)	(1,096)

	W	2,896,690	3,026,788	(130,098)	(116,381)	(200,155)

5.	Market Price Information of Our Equity Securities

Common Share Traded in Korea Stock Exchange

(in Korean Won or number of shares)

		April	May	June	July	Aug.	Sept.

Price per share	High	12,500	12,850	14,650	16,150	16,150	18,400
	Low	9,900	10,700	11,900	12,150	14,200	15,200
Trading Volume		32,062,280	27,811,116	37,299,165	34,305,061	21,535,516	25,986,184

American Depositary Shares

     Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003, and delisted its Global Depositary Shares from the Luxemburg Stock Exchange on September 17, 2003. With the termination of our Global Depositary Share program, the Global Depositary Shares can be converted into American Depositary Shares until April 16, 2004.

1)	Global Depositary Shares traded on the Luxemburg Stock Exchange

(in US Dollars or number of shares)

		April	May	June	July	Aug.	Sept.

Price per share	High	20.08	20.78	23.38	26.63	27.20	31.20
	Low	16.15	18.35	20.20	20.75	24.15	27.25
Trading Volume		485,548	200,124	306,128	216,948	1,360,000	173,066

2)	American Depositary Shares trade on the New York Stock Exchange

(in US Dollars or number of shares)

		Sept

Price per share	High	31.28
	Low	27.36
Trading Volume		28,000

6.	Changes to Directors, Executive Officers and Employees

Directors and Executive Officers

Please refer to our Form 6-K filed on October 2, 2003, on which we described the recent changes in positions and titles of our executive officers.

Employees

	(As of September 2003)

			Total Salaries and
			wages paid for the	Average Payment
		Average	first nine months	per person
	Number of	Tenure	of 2003 (in thousands	(in thousands
	Employees	(year)	of Korean Won)	of Korean Won)

Male	59	1.14	3,086,988	52,321
Female	14	0.85	251,826	17,987
Total	73	1.09	3,338,814	45,737

Exhibit 1.

The Independent Accountant’s Review Report (under Korean GAAP) to the Financial Statements of Shinhan Financial Group as of and for the Nine Month Period ended September 30, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By:	/s/ Byung Jae Cho Name: Byung Jae Cho Title: Chief Financial Officer

Date : November 27, 2003